MacAndrews & Forbes Incorporated
35 East 62nd Street
 New York, New York  10065

         September 20, 2018
Alan S. Bernikow, as Representative of Revlon, Inc.'s Independent Directors
Revlon Inc.
One New York Plaza, 49th Floor
 New York, New York  10004
Dear Mr. Bernikow:

You have proposed that last year's standstill agreement be extended for one additional year.  On behalf of MacAndrews & Forbes Incorporated, I accept your proposal and confirm a one year extension (to no sooner than September 15, 2019) of the agreement memorialized in my letter of September 15, 2017.

Very truly yours,
MACANDREWS & FORBES INCORPORATED
By:	/s/ Steven M. Cohen Name: Steven M. Cohen

cc:   Mitra Hormozi, Esq.